

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2019

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

> **Re: PayPal Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 7, 2019**
> **File No. 001-36859**

Dear Mr. Schulman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Consumer Products